Exhibit 99.1
News release via Canada NewsWire, Toronto 416-863-9350

            Attention Business/Financial Editors:

            Corus Entertainment Inc. - Second Quarter Report to Shareholders

            TORONTO, April 13 /CNW/ -

            <<

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            HIGHLIGHTS
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            (Unaudited)                       Three months ended    Six months ended
            (thousands of Canadian dollars          February 28,        February 28,
             except per share data)               2006      2005      2006      2005

            Revenues                           164,388   155,300   359,729   335,900
            Segment profit
              Radio                              9,504    10,014    31,367    31,038
              Television                        36,383    30,411    88,412    75,356
              Content                            1,902     1,525     2,426     1,647
              Corporate                         (5,815)   (4,192)  (10,600)   (7,815)
              Eliminations                         177       266       297       163
                                             ---------- --------- --------- ---------
                                                42,151    38,024   111,902   100,389
                                             ---------- --------- --------- ---------

            Net income (loss)                  (65,732)   12,945   (34,325)   42,022
            Earnings (loss) per share
              Basic and diluted                 $(1.54)    $0.30    $(0.80)    $0.98

            Weighted average number of
             shares outstanding (in thousands)
              Basic                             42,802    42,745    42,805    42,742
              Diluted                           43,462    43,000    43,438    42,901

            Significant Events in the Quarter

            -  On December 14, 2005 Corus Radio announced the launch of a traffic report radio service in seven of Canada's top 10 markets. The new fleet takes Corus airborne across its number 1 news/talk network, servicing Vancouver, Calgary, Edmonton, Winnipeg, Hamilton, Toronto
               and Montreal

            -  On December 15, 2005 the Company announced that it had commenced a cash tender offer and consent solicitation for its outstanding
               U.S.$375.0 million aggregate principal amount of 8.75% Senior
               Subordinated Notes due 2012. The consent solicitation was successful, as 99.5% of the Notes were tendered prior to the expiry of the consent solicitation on December 29, 2005. The tender offer expired on January
               20, 2006. In order to fund the purchase of the Notes, the Company's credit facility with a syndicate of banks was amended. The financial impact of this transaction was a charge of $1.89 per share in the second quarter.

            -  On December 15, 2005 the Company announced its intention to make a
               Normal Course Issuer Bid for its Class B Non-Voting Participating
               Shares through the facilities of the TSX. On December 29, 2005 the TSX confirmed its acceptance of the notice of intention. At the end of the second quarter the Company had purchased 218,000 shares for cancellation at an average price of $35.09 per share.

            -  On December 15, 2005 the Company held its Annual General Meeting of
               Shareholders. The meeting included a recap of its year-end results including completing fiscal 2005 with the highest revenue and segment profit numbers in the Company's history. In addition, Corus urged
               Government policy changes in the media and telecommunications sectors to ensure future growth and prosperity.

            -  On December 31, 2005 the Company paid a semi-annual dividend of $0.045 and $0.05 to holders of its Class A and Class B shares respectively.

            -  On January 12, 2006 the Company announced an increase in its dividend.
               The dividend will now be paid quarterly instead of semi-annually. The quarterly dividend for holders of its Class A and Class B shares will increase to $0.0975 and $0.10 respectively. The Company's dividend was paid on March 31, 2006 to shareholders of record at the close of business on March 15, 2006.

            -  On January 13, 2006 the CRTC announced a review of its Commercial
               Radio Policy, with a public hearing scheduled to begin on May 15,
               2006. Corus filed a brief with respect to this hearing.

            -  On January 16, 2006 Nelvana announced that it had concluded a video-on-demand agreement with British Telecommunications Inc. (BT) in the U.K. Coming on the heels of recent North American partnerships with Comcast and Rogers (along with preschool broadcaster Treehouse), this deal widens the scope of Nelvana's on-demand initiatives to include Europe.

            -  On January 27, 2006 the Company announced that 11 Corus-supported films garnered 42 nominations and won five 2006 Genie Awards.

            -  On February 20, 2006 Corus Custom Networks announced the launch of
               Create Your Own Ad service, enabling Canadians in communities across
               Western Canada to design their own television advertising online for the TV Listings Channel.

            -  On February 27, 2006 the CRTC released its new policy framework to govern the migration of pay and specialty services from analog to a digital distribution environment.

            Significant Events Subsequent to the Quarter

            -  On March 7, 2006 Corus Radio garnered five Canadian Music Industry
               Awards. Corus Radio also earned four Radio Marketing Bureau's Crystal
               Awards (Radio Marketing Bureau), recognizing the best in radio creative. 102.1 the Edge, Q107 Toronto, 99.3 The FOX, FM96, The New
               1031 Fresh FM, Corus Radio Calgary, Power 97 and Y108 Hamilton all won
               awards across several different categories.

            -  On March 11, 2006 Corus Entertainment's CJOB celebrated its 60th anniversary. Since March 11, 1946, CJOB-AM has been a vital part of the city's landscape, delivering local news, weather and traffic and an interactive forum for discussing the issues that matter most to the
               Winnipeg community.

            -  On the week of March 20, 2006 the CRTC held a public hearing regarding the licensing of a new FM radio broadcasting undertaking in Quebec
               City. Corus was an applicant.

            -  At the end of March 2006 the Company had purchased an additional
               458,300 Class B Non-Voting Share for cancellation under its Normal
               Course Issuer Bid at an average price of $34.86 per share.

            Management's Discussion and Analysis

            Management's Discussion and Analysis of the financial position and results of operations for the six month period ended February 28, 2006 is prepared at March 31, 2006. The following should be read in conjunction with
Management's Discussion and Analysis, consolidated financial statements and the notes thereto included in our August 31, 2005 Annual Report. All amounts are stated in Canadian dollars unless specified otherwise.

            Cautionary statement regarding forward-looking statements

            Certain statements in this report may constitute forward-looking statements and are subject to important risks and uncertainties. In particular, there are certain risks associated with the successful implementation of any strategies described in this report. The results or events predicted in these statements may differ materially from actual results or events. Factors which could cause results or events to differ from current expectations include, among other things: our ability to attract and retain advertising revenues; audience acceptance of our television programs and cable networks; our ability to recoup production costs, the availability of tax credits and the existence of co-production treaties; our ability to compete in any of the industries in which we do business; the opportunities (or lack thereof) that may be presented to and pursued by us; conditions in the entertainment, information and communications industries and technological developments therein; changes in laws or regulations or the interpretation or application of those laws and regulations; our ability to integrate and realize anticipated benefits from our acquisitions and to effectively manage our growth; our ability to successfully defend ourselves against litigation matters arising out of the ordinary course of business; and changes in accounting standards. Consequently, all of the forward-looking statements made in this report are qualified by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us. Unless otherwise required by applicable securities laws, we disclaim any intention or obligation to publicly update or revise any forward-looking statements whether as a result of new information, events or circumstances that arise after the date thereof or otherwise.

            Overview of Consolidated Results

            The second quarter was highlighted by strong revenue growth from Radio and Television, and another quarter of positive segment profit contribution from Content. In addition, the Company recorded a pre-tax $132.0 million debt refinancing loss resulting from the purchase and cancellation of its Senior
Subordinated Notes and the termination of the associated cross-currency agreements. These transactions had an after-tax impact of $1.89 per share.

            Financial Results

            Revenues

            Revenues for the second quarter were $164.4 million, an increase of 6%
over $155.3 million last year. Radio and Television experienced increases of
8% and 11% respectively. For the six-month period, revenues of $359.7 million represented a 7% increase over $335.9 million last year. Radio and Television experienced increases of 9% and 11% respectively. Content decreased by 18% for the three- and six-month periods from fewer episodes delivered. Please refer to the following section for a further discussion of segmented results.

            Direct cost of sales, general and administrative expenses

            Direct cost of sales, general and administrative expenses for the second quarter were $122.2 million, up 4% from $117.3 million in the prior year. For the six-month period, expenses were $247.8 million, up 5% from the prior year.
Expense increases in Television were a result of higher revenues, while increases in Radio were a result of the integration of the new stations in

Quebec. Expenses at Content decreased as a result of lower revenues, while
Corporate expenses increased as a result of stock-based compensation and compliance costs. Please refer to the following section for a further discussion of segmented results.

            Depreciation

            Depreciation expense for the second quarter was $5.0 million, a decrease of $0.6 million from last year, while for the six-month period depreciation of
$10.0 million represented a $1.0 million decrease from the prior year. This decrease reflects a lower capital cost base and continues a trend reflecting lower capital expenditures in recent years.

            Amortization

            Amortization expense for the second quarter was $0.6 million, down from
$1.2 million last year, while for the six-month period amortization of $1.5 million represented a decrease of $0.8 million from last year. The decrease is a result of certain deferred start-up and reformatting costs becoming fully amortized, as well as the write-off in the second quarter of deferred financing costs associated with the Senior Subordinated Notes. The write-off of these costs has been recorded as a component of the debt restructuring loss. The remaining deferred start-up costs of $0.6 million will be fully amortized over the next several quarters, while $6.0 million in deferred financing charges relating to the new bank debt will be amortized over the life of the facility.

            Interest on long-term debt

            Interest expense for the second quarter was $11.1 million, down from
$13.8 million last year, while for the six-month period interest expense of
$25.5 million represented a decrease of $1.9 million from $27.4 million last year. The decrease is due to a lower interest rate on bank debt for approximately one month in the second quarter of fiscal 2006. The Company refinanced its debt at the end of January 2006, with the result that the
Senior Subordinated Notes, which paid interest at an effective rate of 9.33%, were replaced with bank debt paying interest on a floating rate plus a margin.
Interest rate swap agreements fix the interest rate at 4.13% on $400.0 million of the bank debt.

            Debt restructuring loss

            In the second quarter of fiscal 2006, the Company purchased and cancelled
U.S.$373.6 million of its Senior Subordinated Notes. Concurrently, the cross-currency agreements which fixed the exchange rate on the principal and interest on the notes were effectively terminated. In order to fund the purchase of the notes, the Company amended its credit facility with a syndicate of banks. These transactions resulted in the Company recording a pre-tax debt restructuring loss of $132.0 million in the second quarter. The components of this loss include mark-to-market payments on the cross-currency agreement termination, consent and tender premiums, the non-cash write-off of deferred financing charges related to the Notes, and other fees. The after-tax impact of these transactions was approximately $1.89 per share.

            Other income, net

            Other income for the second quarter was $0.6 million, compared to $2.6 million in the prior year, while for the six-month period other income of $1.3 million represented a decrease from $9.0 million in the prior year. The prior year six-month period included foreign exchange and derivative gains of $4.0 million and $3.6 million, respectively. The financial instruments which gave rise to these gains were terminated in fiscal 2005 and so there is no corresponding impact in fiscal 2006.

            Income taxes

            The effective tax rate for the second quarter was 38.8% and for the six-month period was 41.8%, compared with the Company's 35.9% statutory rate.
The difference between the effective and statutory rates is primarily due to the tax treatment of certain elements of the debt refinancing transaction that occurred in the second quarter.

            Net income (loss)

            Net loss for the second quarter was $65.7 million, compared to income of
$12.9 million last year, while for the six-month period, a net loss of $34.3 million represented a decrease of $76.3 million from the prior year. Loss per share for the second quarter was $1.54 basic and diluted, compared with earnings per share of $0.30 basic and diluted last year. For the six-month period, the loss per share was $0.80 per share basic and diluted, compared to earnings per share of $0.98 per share basic and diluted. The after-tax impact of the debt refinancing transaction was approximately $1.89 per share.

           Radio

            The Radio division comprises 51 radio stations situated primarily in nine of the ten largest Canadian markets by population and in the densely populated area of southern Ontario. Corus is Canada's leading radio operator in terms of revenues and audience reach.

                                    Financial Highlights

            (Unaudited)                       Three months ended    Six months ended
                                                    February 28,        February 28,
            (thousands of Canadian dollars)       2006      2005      2006      2005
            -------------------------------------------------------------------------
            Revenues                            57,784    53,542   130,176   119,075
            Direct cost of sales, general and
             administrative expenses            48,280    43,528    98,809    88,037
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            Segment profit                       9,504    10,014    31,367    31,038
            -------------------------------------------------------------------------
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            The results of fiscal 2006 reflect the impact of acquisitions and disposals that occurred in both fiscals 2006 and 2005. A reconciliation of
Radio same station results is provided on page 12.

            Revenues for the second quarter were $57.8 million, up 8% from the corresponding period last year. For the six-month period, revenues of
$130.2 million were up 9% from a year ago. On a same station basis revenues were up 7% and 8% over the prior year for the three- and six-month periods, respectively. Revenue growth for the quarter was experienced from all Corus
Radio clusters across Canada, with Vancouver, Calgary, Winnipeg, and the
Ontario regional stations contributing above market average growth in the quarter, as indicated by the Trans-Canada Radio Advertising by Market Report
for the three months ended February 28, 2006. Local and national airtime sales for the second quarter increased over the prior year by 6% and 8%, respectively. Corus Radio continues to be competitively positioned to take advantage of the strong ad market. Corus continues to outpace the overall market growth in the top ten markets in which the Company competes.

            Direct cost of sales, general and administrative expenses for the second quarter were $48.3 million, up 11% from the corresponding period last year.
For the six-month period, expenses of $98.8 million were up 12% over the prior year. On a same station basis expenses were up 6% over the prior year for both the three- and six-month periods. This same station expense growth is attributed to increased investments in new media and programming content, principally related to professional hockey which was unavailable last year and contributed approximately $1.6 million in costs to the current year. Expenses related to the integration of the recently acquired Quebec stations are marginally higher than management' expectations, and this combined with lower than anticipated revenue growth has had a negative impact on results. Corus'
strategy is to bring these stations to a break-even level in fiscal 2006.

            Segment profit for the second quarter was $9.5 million, a decrease of 5%
from last year, while for the six-month period segment profit of $31.4 million represented a 1% increase over the prior year. On a same station basis, segment profit increased by 12% over the prior year for both the three- and six-month periods.

            Television

            The Television division comprises the following: specialty television networks YTV, W Network, Treehouse TV, Corus' 80% interest in Country Music
Television Limited ("CMT"), a 50.5% interest in Telelatino, a 40% interest in
TELETOON and a 20% interest in Food Network; Corus' premium television services Movie Central and Encore Avenue; interests in three digital television channels: SCREAM, Discovery Kids Canada and The Documentary
Channel; Corus Custom Networks, a cable advertising service; three local television stations; and Max Trax, a residential digital music service.

                                    Financial Highlights

            (Unaudited)                       Three months ended    Six months ended
                                                    February 28,        February 28,
            (thousands of Canadian dollars)       2006      2005      2006      2005
            -------------------------------------------------------------------------
            Revenues                            90,908    81,724   199,748   180,244
            Direct cost of sales, general
             and administrative expenses        54,525    51,313   111,336   104,888
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            Segment profit                      36,383    30,411    88,412    75,356
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            Revenues for the second quarter were $90.9 million, up 11% from the corresponding period last year. Revenues of $199.7 million for the six-month period also represented 11% growth over prior year. Revenue growth was driven by continued advertising growth of 12% for both the three- and six-month periods and subscriber growth of 11% and 9% for the three- and six-month periods, respectively. Subscriber revenues for the quarter include a retroactive fee adjustment of $2.3 million. Excluding this item, subscriber revenue growth for the quarter and year-to-date were 6% and 7% respectively.
The strong advertising results were driven by double-digit growth in W
Network, TELETOON and Telelatino. In total, specialty advertising revenues grew 12% over the prior year's quarter, while total revenues from local and other television properties grew by 5% over the prior year. Specialty advertising growth for the six-month period was 13%. Subscriber revenue growth was driven by Movie Central, which finished the quarter with 799,000 subscribers, up 7% from 748,000 at August 31, 2005. The Company attributes this increase to successful marketing campaigns surrounding high profile HBO programming, including Rome and the sixth season of The Sopranos, which launched in March 2006. The rate of subscriber growth is expected to slow in the second half of the year as churn rates in the summer months are traditionally higher.

            Direct cost of sales, general and administrative expenses were
$54.5 million for the second quarter, up 6% from the prior year, and
$111.3 million for the six-month period, also up 6% from the prior year. The increase was primarily due to higher programming costs, as amortization of program rights increased by 7% over the prior year. These costs fluctuate in proportion to changes in subscribers, as a result of program supply agreements, and content requirements based on the prior years' revenues, as a result of conditions of license. These increased costs were offset by effective cost containment in other general and administrative overhead, which decreased by 4% in the current quarter due to bad debt expense in the prior year, and increased by 3% over the prior year on a year-to-date basis, due to bad debt expense incurred in the first quarter of this year.

            Segment profit for the second quarter was $36.4 million, up 20% from the prior year, while segment profit of $88.4 million for the six-month period represented a 17% increase over the prior year.

            Content

            The Content division participates in the production and distribution of television programs and the sale and licensing of related products and rights.

                                    Financial Highlights

            (Unaudited)                       Three months ended    Six months ended
                                                    February 28,        February 28,
            (thousands of Canadian dollars)       2006      2005      2006      2005
            -------------------------------------------------------------------------
            Revenues                            17,044    20,841    32,763    39,769
            Direct cost of sales, general
             and administrative expenses        15,142    19,316    30,337    38,122
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            Segment profit                       1,902     1,525     2,426     1,647
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            Revenues for the second quarter were $17.0 million, a decrease of 18%
from the prior year. For the six-month period, revenues of $32.8 million also represented an 18% decrease from the prior year. During the three- and six-month periods Content delivered 18 and 35 completed episodes respectively, compared to 19 and 71 episodes in the prior year periods. Production is on schedule to deliver approximately the same number of episodes as last year over the entire fiscal year. The decrease in revenues from the prior year was due to fewer episodes being delivered thus far in the current year, and the decline in Beyblade revenues towards the end of fiscal 2005. The Beyblade decline is not likely to reverse and merchandising revenues will not return to the levels of the past few fiscal years until new brands come on line. These decreases have been offset in the current year by library sales. Included in
Content's revenues for the three- and six-month periods are intercompany revenues of $1.3 million and $3.0 million, respectively. These revenues are eliminated upon consolidation.

            Direct cost of sales, general and administrative expenses for the second quarter were $15.1 million, down by 22% from the prior year. For the six-month period, expenses of $30.3 million represent a decrease of 20% from the prior year. The decrease reflects lower film amortization and third-party participation costs that fluctuate in proportion to revenues.

            Segment profit for the second quarter was $1.9 million, compared to
$1.5 million last year. For the six-month period segment profit was
$2.4 million compared to $1.6 million in the prior year. The Content division continues to perform in line with the Company's current expectations of modest segment profit and neutral to positive free cash flow.

            Corporate

            The Corporate segment results represent the incremental cost of corporate overhead in excess of the amount allocated to the operating segments.

                                    Financial Highlights

            (Unaudited)                       Three months ended    Six months ended
                                                    February 28,        February 28,
            (thousands of Canadian dollars)       2006      2005      2006      2005
            -------------------------------------------------------------------------
            Stock-based compensation             2,104     1,367     3,787     2,642
            Other general and
             administrative costs                3,711     2,825     6,813     5,173
            -------------------------------------------------------------------------
            General and administrative expenses  5,815     4,192    10,600     7,815
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------

            General and administrative expenses increased to $5.8 million in the second quarter from $4.2 million in the same period last year, and for the six-month period increased to $10.6 million from $7.8 million last year.

            Stock-based compensation includes the expenses related to the Company's
Performance Share Units and the issuance of stock options. The increase in the quarter and year-to-date expense reflects the impact of Corus' higher average share price in fiscal 2006 compared to the same periods last year.

            The increase in other general and administrative costs of $0.9 million in the second quarter and $1.6 million for the year-to-date relate primarily to increased costs of information technology and costs associated with implementing the requirements of the Sarbanes-Oxley Act and new Canadian securities standards.

            Quarterly Consolidated Financial Information

            The following table sets forth certain unaudited data from the consolidated statements of income (loss) and retained earnings (deficit) for each of the eight most recent quarters ended February 28, 2006. The information has been derived from the Company's unaudited consolidated financial statements that, in management's opinion, have been prepared on a basis consistent with the audited consolidated financial statements contained in the Company's Annual Report for the year ended August 31, 2005.

                             Revenues     Segment        Net        Earnings (loss)
            (thousands of                  profit     income           per share
            Canadian dollars)              (loss)      (loss)      Basic     Diluted
            -------------------------------------------------------------------------
            2006
            2nd Qtr          164,388      42,151     (65,732)     $(1.54)     $(1.54)
            1st Qtr          195,341      69,751      31,407        0.73        0.72

            2005
            4th Qtr          175,279      42,571       9,662       $0.23       $0.22
            3rd Qtr          171,890      52,351      19,430        0.45        0.45
            2nd Qtr          155,300      38,024      12,945        0.30        0.30
            1st  Qtr         180,600      62,365      29,077        0.68        0.68

            2004
            4th Qtr          162,959      42,837      14,018       $0.33       $0.33
            3rd Qtr          163,864     (43,777)    (51,160)      (1.20)      (1.20)

            Seasonal Fluctuations

            As discussed in Management's Discussion and Analysis for the year ended
August 31, 2005, Corus' operating results are subject to seasonal fluctuations that can significantly impact quarter-to-quarter operating results. In particular, as the Company's broadcasting businesses are dependent on general advertising and retail cycles associated with consumer spending activity, the first quarter results tend to be the strongest and second quarter results tend to be the weakest in a fiscal year.

            Significant items causing variations in quarterly results

            -  The second quarter of fiscal 2006 was impacted by the purchase and cancellation of the Company's Senior Subordinated Notes, as well as the termination of the cross-currency agreements associated with the
               Notes. The after-tax impact of these transactions was approximately
               $80.7 million or $1.89 per share.

            -  The third quarter of fiscal 2004 was impacted by a non-cash, after-tax write-down in film investments of $60.3 million ($1.41 per share)
               resulting from the Company's decision to lower estimates of future revenue as a result of a challenging library market and a lower U.S.
               dollar. The pre-tax write-down of $85.0 million was recorded in operating, general and administrative expenses.

            Risks and Uncertainties

            There have been no material changes in any risks or uncertainties facing the Company since the year ended August 31, 2005.

            Financial Position

            Total assets at February 28, 2006 were $1.86 billion compared to
$1.93 billion at August 31, 2005. The following discussion describes the significant changes in the consolidated balance sheet since August 31, 2005.

            Current assets decreased by $78.9 million. Cash and cash equivalents decreased by $70.3 million. This decrease is the result of financing activities related to the purchase of the Senior Subordinated Notes and the termination of the associated cross-currency agreements. Accounts receivable decreased by $10.3 million. The second quarter typically generates the lowest revenues in the fiscal year, and as a result the accounts receivable balance is typically at its lowest point in the fiscal year at the end of the second quarter.

            Non-current assets increased by $14.5 million. Property, plant and equipment decreased by $1.9 million as capital expenditures of $8.0 million were offset by depreciation of $10.0 million. The property, plant and equipment balance will continue to decline as the significant investments from fiscals 2001 and 2002 get depreciated, however capital expenditures in the third and fourth quarters of fiscal 2006 will be higher than in the first two quarters. Program and film rights (current and non-current) increased by
$24.8 million, as accruals for acquired rights of $84.7 million were offset by amortization of $60.1 million. Accruals for program rights are weighted to the first half of the fiscal year, as programming is acquired for the fall launch and the ensuing broadcast year. Film investments increased by $8.5 million as net film spending of $22.0 million was offset by film amortization and accruals for tax credits. This increase is primarily in projects in development and process for series that will be delivered in future periods.
Deferred charges decreased by $8.9 million due to amortization and the write-off of deferred financing charges as a result of the refinancing transactions on the second quarter. Broadcast licenses decreased by $3.8 million and goodwill decreased by $4.1 million as a result of the sale of two radio stations in the first quarter.

            Current liabilities decreased by $14.9 million. Accounts payable and accrued liabilities decreased by $15.3 million and income taxes payable decreased by $2.1 million. Accounts payable and accrued liabilities related to working capital decreased by $28.4 million, due to the timing of the payment of interest, while non-working capital accruals for program rights and film investments increased by $15.6 million, as the Company grows its program rights assets.

            Non-current liabilities decreased by $4.4 million. Long-term debt increased by $192.2 million, resulting from the refinancing transaction in the second quarter. The Company paid $435.1 million to purchase its Senior
Subordinated Notes, and drew down $633.4 million on its bank facility in order to finance the purchase and terminate the cross-currency agreements. Deferred credits decreased by $159.0 million as a result of the termination of the cross-currency agreements associated with the Senior Subordinated Notes. Net future tax liability (including current asset) decreased by $44.2 million primarily as a result of the tax impact of the refinancing transaction in the second quarter.

            Share capital decreased by $1.7 million as a result of the repurchase and cancellation of shares with a book value of $4.6 million under the Company's recently implemented issuer bid. This was offset by the receipt of
$2.6 million on the exercise of employee stock options, in response to a recent increase in the Company's share price. Contributed surplus increased by
$1.4 million as a result of expensing stock options for the period. Cumulative translation adjustment increased by $1.0 million due to the effect of the strengthening Canadian dollar on the translation of the net assets of self-sustaining foreign operations.

            Liquidity and Capital Resources

            Cash flows

            Overall, the Company's cash and cash equivalents position has decreased by $70.3 million in fiscal 2006, compared to an increase of $5.2 million in the prior year. This is due to the refinancing of the Company's debt in the second quarter. Free cash flow is typically strong in the second quarter, as the Company collects receivables accrued from the seasonally higher revenues of the previous two quarters. Free cash flow in the current year was impacted by the early payment of interest associated with the acquisition and cancellation of the notes in the second quarter.

            Cash provided by operating activities in fiscal 2006 is $38.6 million, compared to $47.2 million last year. This decrease is primarily due to increased investment in non-cash working capital of $21.0 million, offset by cash provided by a $11.5 million increase in segment profit. Non-cash working capital typically does not represent a significant use of cash at the end of the second quarter; however interest on the notes was paid early as a result of the refinancing transaction.

            Cash used in investing activities in fiscal 2006 is $1.7 million, compared to $5.6 million last year. The current year includes $10.6 million in proceeds from the sale of certain radio and other assets, while capital expenditures are ahead of the prior year. This trend will continue through the remainder of the year.

            Cash used in financing activities in fiscal 2006 is $107.2 million compared to $36.4 million last year. In the second quarter, the Company purchased and cancelled its Senior Subordinated Notes, terminated the cross-currency agreement associated with the Notes, and amended its credit facility. The net impact of these transactions was a financing cash outflow of
$99.3 million. In the second quarter, the Company also began purchasing its own shares under an issuer bid. To the end of the second quarter, 218,000 shares had been purchased for cash consideration of $7.6 million.

            Liquidity

            As at February 28, 2006, the Company has available $160.0 million under a revolving term credit facility that matures on January 24, 2011. Interest rates on the Company's facilities fluctuate with Canadian bankers' acceptances and LIBOR.

            As at February 28, 2006, the Company had a cash balance of $67.8 million and a working capital balance of $121.2 million. Management believes that cash flow from operations and existing credit facilities will provide the Company with sufficient financial resources to fund its operations for the remainder of fiscal 2006.

            Net debt and adjusted net debt

            At February 28, 2006, net debt was $569.6 million, up from $307.1 million at August 31, 2005. Adjusted net debt at February 28, 2006 was $569.6 million, up from $465.9 million at August 31, 2005. This increase in net debt is a result of the cash flows incurred to buy back the Senior Subordinated Notes and terminate the associated cross-currency agreements. Adjusted net debt to segment profit at February 28, 2006 was 2.8 times, up from 2.4 times at August
31, 2005. This ratio remains below management's stated maximum threshold of
3.5 times.

            Off-balance sheet arrangements and derivative financial instruments

            During the second quarter of fiscal 2006 the Company entered into
Canadian interest rate swap agreements to fix the interest rate on its outstanding bank loans. The estimate fair value of these agreements at
February 28, 2006 is $3.5 million. No asset has been included in the consolidated balance sheet.

            As at August 31, 2005, the consolidated balance sheet included a liability of $158.8 million related to a cross-currency agreement. Corus terminated this agreement in the second quarter of fiscal 2006 as part of the refinancing of its debt. The fair value of the liability at the date of its termination was included in the debt refinancing loss recorded in the second quarter.

            Outstanding Share Data

            As at March 31, 2006, 1,724,929 Class A Voting Shares and 40,514,682
Class B Non-Voting Shares were issued and outstanding.

            Key Performance Indicators

            The Company measures the success of its strategies using a number of key performance indicators. With the exception of radio same station segment results, these have been outlined in the Management's Discussion and Analysis contained in the Annual Report for the year ended August 31, 2005, including a discussion as to their relevance, definitions, calculation methods and underlying assumptions. Certain key performance indicators are not measurements in accordance with Canadian or U.S. generally accepted accounting principles ("GAAP") and should not be considered as an alternative to net income or any other measure of performance under Canadian or U.S. GAAP.
            The following tables reconcile those key performance indicators that are not in accordance with GAAP measures.

            Free cash flow

                                              Three months ended    Six months ended
                                                    February 28,        February 28,
            (thousands of Canadian dollars)       2006      2005      2006      2005
            -------------------------------------------------------------------------
            Cash provided by (used in):
            Operating activities                39,720    55,530    38,618    47,160
            Investing activities                (7,222)   (1,036)   (1,679)   (5,555)
            -------------------------------------------------------------------------
            Free cash flow                      32,498    54,494    36,939    41,605
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------

            Net debt and adjusted net debt

                                               As at February 28,    As at August 31,
            (thousands of Canadian dollars)          2006                 2005
            -------------------------------------------------------------------------
            Long-term debt                               637,359             445,162
            Cash and cash equivalents                    (67,799)           (138,086)
            -------------------------------------------------------------------------
            Net debt                                     569,560             307,076
            Unrealized cumulative foreign
             exchange gains                                    -             158,838
            -------------------------------------------------------------------------
            Adjusted net debt                            569,560             465,914
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------

            Adjusted net debt to segment profit

            (thousands of Canadian dollars     As at February 28,    As at August 31,
             except ratios)                          2006                 2005
            -------------------------------------------------------------------------
            Adjusted net debt (numerator)                569,560             465,914
            Segment profit(1) (denominator)              206,824             195,311
            -------------------------------------------------------------------------
            Adjusted net debt to segment profit              2.8                 2.4
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------

            (1) Reflects aggregate amounts for the most recent four quarters, as detailed in the table in the "Quarterly Consolidated Financial
            Information" of Management's Discussion and Analysis.

            Radio same station segment results

            Radio same station segment results represent the revenues and segment profit for the 43 radio stations whose results are included in the first six months of fiscals 2006 and 2005. With the acquisition and sale of certain stations over the past several quarters, the radio same station segment results metric has been included in this Managements' Discussion and Analysis to enhance the Company's disclosure.

                                              Three months ended    Six months ended
                                                    February 28,        February 28,
            (thousands of Canadian dollars)       2006      2005      2006      2005
            -------------------------------------------------------------------------

            Total Radio revenues                57,784    53,542   130,176   119,075
            Adjustment for stations not
             in both fiscal periods             (3,663)   (2,868)   (7,982)   (5,684)
            -------------------------------------------------------------------------
            Radio same station revenues         54,121    50,674   122,194   113,391
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------

            Total Radio direct cost of sales,
             general and administrative
             expenses                           48,280    43,528    98,809    88,037
            Adjustment for stations not in
             both fiscal periods                (4,739)   (2,287)   (9,909)   (4,382)
            -------------------------------------------------------------------------
            Radio same station direct cost of
             sales, general and
             administrative expenses            43,541    41,241    88,900    83,655
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------

            Total Radio segment profit           9,504    10,014    31,367    31,038
            Adjustment for stations not in
             both fiscal periods                 1,076      (581)    1,927    (1,302)
            -------------------------------------------------------------------------
            Radio same station segment profit   10,580     9,433    33,294    29,736
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------

                                  CORUS ENTERTAINMENT INC.
                                 CONSOLIDATED BALANCE SHEETS

            (unaudited)                        As at February 28,    As at August 31,
            (in thousands of Canadian dollars)       2006                 2005
            -------------------------------------------------------------------------
            ASSETS
            Current
            Cash and cash equivalents                     67,799             138,086
            Accounts receivable                          145,019             155,343
            Prepaid expenses and other                    11,822              10,948
            Program and film rights                       96,091              93,725
            Future tax asset                               5,007               6,498
            -------------------------------------------------------------------------
            Total current assets                         325,738             404,600
            -------------------------------------------------------------------------

            Tax credits receivable                        14,030              12,292
            Investments and other assets                  37,365              36,886
            Property, plant and equipment, net            74,168              76,041
            Program and film rights                       77,197              54,715
            Film investments (note 2)                     66,886              58,417
            Deferred charges                               6,627              15,560
            Broadcast licenses (note 3)                  510,712             514,552
            Goodwill (note 3)                            751,238             755,301
            -------------------------------------------------------------------------
                                                       1,863,961           1,928,364
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------

            LIABILITIES AND SHAREHOLDERS' EQUITY
            Current
            Accounts payable and accrued liabilities     159,462             172,236
            Income taxes payable                             960               3,049
            -------------------------------------------------------------------------
            Total current liabilities                    160,422             175,285
            -------------------------------------------------------------------------

            Long-term debt (note 4)                      637,359             445,162
            Deferred credits (note 5)                     36,783             195,789
            Future tax liability                         102,008             147,744
            Other long-term liabilities                   29,561              22,895
            Non-controlling interest                      12,704              11,227

            -------------------------------------------------------------------------
            Total liabilities                            978,837             998,102
            -------------------------------------------------------------------------

            SHAREHOLDERS' EQUITY
            Share capital (note 6)                       884,235             885,911
            Contributed surplus                            4,915               3,558
            Retained earnings                              7,002              50,802
            Cumulative translation adjustment (note 11)  (11,028)            (10,009)
            -------------------------------------------------------------------------
            Total shareholders' equity                   885,124             930,262
            -------------------------------------------------------------------------
                                                       1,863,961           1,928,364
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------

            See accompanying notes

            On behalf of the Board,

            John M. Cassaday                        Heather A. Shaw
            President and Chief Executive Officer   Executive Chair

            April 13, 2006

                                  CORUS ENTERTAINMENT INC.
               CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND RETAINED EARNINGS

            (unaudited)                       Three months ended    Six months ended
            (in thousands of Canadian dollars       February 28,        February 28,
             except per share amounts)            2006      2005      2006      2005
            -------------------------------------------------------------------------
            Revenues                           164,388   155,300   359,729   335,900

            Direct cost of sales, general
             and administrative expenses       122,237   117,276   247,827   235,511

            Depreciation                         4,988     5,598    10,026    11,017

            Amortization                           631     1,153     1,483     2,318
            Interest on long-term debt          11,076    13,823    25,540    27,415

            Debt refinancing loss (note 4)     131,951         -   131,951         -

            Other income, net                     (573)   (2,606)   (1,251)   (8,968)
            -------------------------------------------------------------------------
            Income (loss) before income taxes
             and non-controlling interest     (105,922)   20,056   (55,847)   68,607

            Income tax expense (recovery)      (41,113)    6,148   (23,362)   24,891

            Non-controlling interest               923       963     1,840     1,694
            -------------------------------------------------------------------------
            Net income (loss) for the period   (65,732)   12,945   (34,325)   42,022

            Retained earnings (deficit),
             beginning of period                80,077    11,955    50,802   (17,122)

            Dividends                           (4,264)   (1,060)   (6,396)   (1,060)

            Share repurchase excess (note 6)    (3,079)        -    (3,079)        -
            -------------------------------------------------------------------------
            Retained earnings, end of period     7,002    23,840     7,002    23,840
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------

            Earnings (loss) per share (note 9)
              Basic and diluted                 $(1.54)    $0.30    $(0.80)    $0.98
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------

            Weighted average number of shares
             outstanding (in thousands)
              Basic                             42,802    42,745    42,805    42,742
              Diluted                           43,462    43,000    43,438    42,901
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------

            See accompanying notes

                                  CORUS ENTERTAINMENT INC.
                            CONSOLIDATED STATEMENTS OF CASH FLOWS

                                              Three months ended    Six months ended
            (unaudited)                             February 28,        February 28,
            (thousands of Canadian dollars)       2006      2005      2006      2005
            -------------------------------------------------------------------------
            OPERATING ACTIVITIES
            Net income for the period          (65,732)   12,945   (34,325)   42,022
            Add (deduct) non-cash items:
              Depreciation                       4,988     5,598    10,026    11,017
              Amortization of program and
               film rights                      31,246    26,443    60,135    54,591
              Amortization of film
               investments                       6,645     8,401    14,150    17,823
              Other amortization                   631     1,153     1,483     2,318
              Future income taxes              (47,958)    5,211   (44,107)    8,441
              Non-controlling interest             923       963     1,840     1,694
              Foreign exchange gains              (325)        -      (325)   (2,747)
              Stock-based compensation           2,104     1,367     3,787     2,642
              Unrealized derivative gains            -    (1,490)        -    (3,576)
              Debt refinancing loss            131,951         -   131,951         -
              Other                                816      (333)    1,153        42
            Net change in non-cash working
             capital balances related to
             operations                         17,694    37,462   (22,815)   (1,802)
            Payment of program and
             film rights                       (34,058)  (28,864)  (62,382)  (58,551)
            Net additions to film
             investments                        (9,205)  (13,326)  (21,953)  (26,754)
            -------------------------------------------------------------------------
            Cash provided by operating
             activities                         39,720    55,530    38,618    47,160
            -------------------------------------------------------------------------

            INVESTING ACTIVITIES
            Additions to property,
             plant and equipment                (6,728)   (3,201)   (7,963)   (6,238)
            Increase in investments, net           258      (108)     (239)   (1,015)
            Decrease in public benefits
             associated with acquisitions       (2,321)   (1,024)   (4,046)   (2,145)
            Proceeds from sale of assets         1,569     3,297    10,569     3,843
            -------------------------------------------------------------------------
            Cash used in investing activities   (7,222)   (1,036)   (1,679)   (5,555)
            -------------------------------------------------------------------------

            FINANCING ACTIVITIES
            Increase (decrease) in bank
             loans                             633,354         -   633,354   (34,017)
            Notes repurchase and swap
             termination                      (726,621)        -  (726,621)        -
            Additions to deferred
             financing charges                  (6,000)     (832)   (6,000)     (832)
            Decrease in other long-term
             liabilities                          (176)     (246)     (352)     (444)
            Issuance of shares under stock
             option plan                         2,404       687     2,574       687
            Shares repurchased                  (7,649)        -    (7,649)        -
            Dividends paid                      (2,132)   (1,060)   (2,132)   (1,060)
            Dividends paid to
             non-controlling interest             (630)     (937)     (630)     (937)
            Other                                  230       208       230       208
            -------------------------------------------------------------------------
            Cash used in financing
             activities                       (107,220)   (2,180) (107,226)  (36,395)
            -------------------------------------------------------------------------

            Net increase (decrease) in cash
             and cash equivalents during
             period                            (74,722)   52,314   (70,287)    5,210
            Cash and cash equivalents,
             beginning of period               142,521    48,127   138,086    95,231
            -------------------------------------------------------------------------
            Cash and cash equivalents,
             end of period                      67,799   100,441    67,799   100,441
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------

            See accompanying notes

                                  Corus Entertainment Inc.
                         NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                         (Unaudited)
                                      February 28, 2006
                 (in thousands of Canadian dollars except share information)

            1.  BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

                The interim consolidated financial statements include the accounts of
                Corus Entertainment Inc. and its subsidiaries ("Corus" or the
                "Company"). The notes presented in these interim consolidated financial statements include only significant events and transactions occurring since the Company's last fiscal year and are not fully inclusive of all matters normally disclosed in the Company's annual audited financial statements. As a result, these interim consolidated financial statements should be read in conjunction with the Company's consolidated financial statements for the year ended August 31, 2005.

                These interim consolidated financial statements follow the same accounting policies and methods of application as the most recent annual consolidated financial statements.

                Corus' operating results are subject to seasonal fluctuations that can significantly impact quarter-to-quarter operating results.
                Accordingly, one quarter's operating results are not necessarily indicative of a subsequent quarter's operating results. Each of the broadcasting businesses (Radio and Television) and the Content business has unique seasonal aspects.

                For the broadcasting businesses, operating results are dependent on general advertising and retail cycles associated with consumer spending activity. Accordingly, operating results for the first quarter tend to be the strongest, reflecting pre-Christmas advertising activity, and for the second quarter tend to be the weakest, consistent with lower consumer spending in winter months.

                For the Content business, operating results are dependent on the timing and number of television programs made available for delivery in the period, as well as the timing of merchandising royalties received, none of which can be predicted with certainty.
                Consequently, Content's operating results may fluctuate significantly from quarter to quarter. As well, cash flows may fluctuate and are not necessarily closely related to revenue recognition.

            2.  FILM INVESTMENTS

                                               As at February 28,    As at August 31,
                                                     2006                 2005
                ---------------------------------------------------------------------
                Projects in development and
                 in process, net of advances              22,724              15,876
                Completed projects and
                 distribution rights                      29,404              28,796
                Investments in
                 third-party-produced film projects       14,758              13,745
                ---------------------------------------------------------------------
                                                          66,886              58,417
                ---------------------------------------------------------------------
                ---------------------------------------------------------------------

            3.  BROADCAST LICENSES AND GOODWILL

                During the first quarter of fiscal 2006, the Company completed the sale of two radio stations to Newfoundland Capital Corporation for an aggregate purchase price of $9,115. There were reductions of $3,840 and $4,063 in broadcast licenses and goodwill, respectively, and an immaterial loss was recorded on these dispositions.

            4.  LONG-TERM DEBT

                                               As at February 28,    As at August 31,
                                                     2006                 2005
                ---------------------------------------------------------------------
                Senior Subordinated Notes                  1,539             445,162
                Bank loans                               635,820                   -
                ---------------------------------------------------------------------
                                                         637,359             445,162
                ---------------------------------------------------------------------
                ---------------------------------------------------------------------

                On March 7, 2002, Corus issued U.S.$375,000 aggregate principal amount of 8.75% Senior Subordinated Notes (the "Notes") due in 2012
                at a price of 99.186% of their aggregate principal amount. The
                Company entered into cross-currency agreements to fix the liability for interest and principal payments on the Notes. The agreements resulted in an effective interest rate of 9.33% on the Canadian dollar equivalent of the U.S. debt. The exchange rate applicable to the principal portion of the debt was fixed at Cdn.$1.6107, translating to approximately Cdn.$604,000.

                On December 15, 2005, the Company announced that it had commenced a cash tender offer and consent solicitation for its Notes. On January
                23, 2006, the Company completed its tender offer for the Notes, and as a result U.S.$373,646 of the Notes were acquired by the Company and cancelled, leaving U.S.$1,354 outstanding. Concurrently, the cross-currency agreements were effectively terminated.

                In order to fund the purchase of the Notes, the Company's credit facility with a syndicate of banks was amended and its operating loan facility was terminated. The amendment resulted in an extension of the maturity of the credit facility to January 24, 2011. The amount committed is $800,000, of which $300,000 is available on a revolving basis (the "Revolving Facility") and $500,000 on a non-revolving basis (the "Term Facility"), and is repayable at maturity. Funds are available to the Company in both Canadian and U.S. dollars and charge interest on a fluctuating basis plus a margin. Other terms of the amended credit facility are substantially similar to the prior credit facility. As at February 28, 2006, $140,000 of the Revolving Facility
                and all of the Term Facility were utilized in Canadian dollars.

                Interest rates on the balance of the bank loans fluctuate with
                Canadian bankers' acceptances and LIBOR. The Company has entered into
                Canadian interest rate swap agreements to fix the interest rate at
                4.13% on $400,000 of the Term Facility for the full term of the facility.

                These transactions resulted in the Company recording a $131,951 debt refinancing loss in the second quarter of fiscal 2006. The components of this loss include mark-to-market payments on the cross-currency agreement termination, consent and tender premiums, the write-off of deferred financing charges, and underwriting and other fees.

            5.  DEFERRED CREDITS

                                               As at February 28,    As at August 31,
                                                     2006                 2005
                ---------------------------------------------------------------------
                Public benefits associated
                 with acquisitions                        17,163              21,209
                Cross-currency agreements
                 translated into Canadian dollars
                 at the current rate (note 4)                  -             158,838
                Unearned revenue from distribution
                 and licensing of film rights             16,070              12,320
                Other                                      3,550               3,422
                ---------------------------------------------------------------------
                                                          36,783             195,789
                ---------------------------------------------------------------------
                ---------------------------------------------------------------------

            6.  SHARE CAPITAL

                Authorized

                The Company is authorized to issue, upon approval of holders of no less than two-thirds of the existing Class A shares, an unlimited number of Class A participating shares ("Class A Voting Shares"), as well as an unlimited number of Class B non-voting participating shares ("Class B Non-Voting Shares"), Class A Preferred Shares, and
                Class 1 and Class 2 preferred shares.

                Issued and Outstanding

                The changes in the Class A Voting and Class B Non-Voting Shares since
                August 31, 2005 are summarized as follows:

                                  Class A                 Class B
                               Voting Shares         Non-Voting Shares        Total
                          ---------------------- ------------------------
                              No.           $        No.            $           $
            -------------------------------------------------------------------------
            Balance,
             August 31,
             2005          1,724,929      26,715  41,078,119     859,196     885,911
            Issuance of
             shares under
             Stock Option
             Plan                  -           -      97,283       2,664       2,664
            Shares
             repurchased           -           -    (218,000)     (4,570)     (4,570)
            Repayment of
             executive stock
             purchase loans        -           -           -         230         230
            -------------------------------------------------------------------------
            Balance,
             February 28,
             2006          1,724,929      26,715  40,957,402     857,520     884,235
            -------------------------------------------------------------------------
            -------------------------------------------------------------------------

                Stock Option Plan

                Under the Company's Stock Option Plan, the Company may grant options to purchase Class B Non-Voting Shares to eligible officers, directors and employees of or consultants to the Company. The maximum number of shares that can be reserved for issuance under the plan is 4,084,642.
                All options granted are for terms not to exceed ten years from the grant date. The exercise price of each option equals the market price of the Company's stock on the date of the grant. Options vest 25% on each of the first, second, third and fourth anniversary dates of the date of grant.

                During the first quarter of fiscal 2006, the Company granted 262,000 stock options with a weighted average exercise price of $32.25 per share and a term of seven and a half years. The weighted average fair value of the stock options granted in the first quarter of fiscal
                2006 was $11.16 per option.

                As at February 28, 2006, the Company has outstanding stock options for 3,551,263 Class B Non-Voting Shares, of which 2,534,808 are exercisable.

                The fair value of each option granted was estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

                                                          Fiscal              Fiscal
                                                            2006                2005
                ---------------------------------------------------------------------
                Expected life                            5 years             5 years
                Risk-free interest rate                    3.73%               4.31%
                Dividend yield                             0.31%               0.21%
                Volatility                                33.33%              35.98%
                ---------------------------------------------------------------------
                ---------------------------------------------------------------------

                The estimated fair value of the options is amortized to income over the option's vesting period on a straight-line basis. The Company has recorded stock-based compensation expense for the three- and six-
                month periods of $701 and $1,447 (2005 - $495 and $1,145) and this has been credited to contributed surplus.

                For options granted to employees up to August 31, 2003, had compensation costs for the Company's Stock Option Plan been determined based on the fair value based method of accounting for stock-based compensation, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated
                below:

                                              Three months ended    Six months ended
                                                    February 28,        February 28,
                                                  2006      2005      2006      2005
                ---------------------------------------------------------------------
                Net income                     (65,732)   12,945   (34,325)   42,022
                Pro forma net income           (66,177)   12,555   (35,062)   41,148
                Pro forma basic and diluted
                 earnings per share             $(1.55)    $0.29    $(0.82)    $0.96
                ---------------------------------------------------------------------
                ---------------------------------------------------------------------

                Long-term Incentive Plan

                In fiscal 2006, the Company is implementing a new long-term incentive plan for senior management based on shareholder appreciation targets.
                No expense was recorded in the first two quarters in relation to this plan.

                Normal Course Issuer Bid

                On December 15, 2005, the Company announced its intention to make a normal course issuer bid for its Class B Non-Voting Shares through the facilities of the Toronto Stock Exchange. The Company intends to purchase for cancellation a maximum of 3,000,000 Class B Non-Voting
                Shares.

                During the six months ended February 28, 2006, the Company repurchased and cancelled 218,000 Class B Non-Voting Shares for a total cash consideration of $7,649. This cash consideration exceeded the carrying value of the shares repurchased by $3,079, which amount was charged to retained earnings.

            7.  BUSINESS SEGMENT INFORMATION

                The Company's business activities are conducted through three reportable operating segments:

                Radio

                The Radio segment comprises 51 radio stations, situated primarily in high-growth urban centres in Canada. Revenues are derived from advertising broadcast over these stations.

                Television

                The Television segment includes interests in several specialty television networks, pay television, conventional television stations, a digital music service and cable advertising services.
                Revenues are generated from subscriber fees and advertising.

                Content

                The Content segment includes the production and distribution of television programs and the sale and licensing of related products.
                Revenues are generated from licensing of proprietary films and television programs, merchandise licensing and publishing.

                The accounting policies of the segments are the same as those described in the summary of significant accounting policies.
                Management evaluates each business segment' performance based on revenues less direct cost of sales, general and administrative expenses. Transactions between reporting segments are recorded at fair value.

            (a) Revenues and segment profit

                Three months ended February 28, 2006

                                                 Radio  Television  Content Corporate
                ---------------------------------------------------------------------
                Revenue                         57,784    90,908    17,043         -
                Direct cost of sales, general
                 and administrative expenses    48,280    54,525    15,141     5,815
                ---------------------------------------------------------------------
                Segment profit                   9,504    36,383     1,902    (5,815)
                Depreciation                     1,621     1,870       698       799
                Amortization                         -       188         -       443
                Interest on long-term debt           -         -         -    11,076
                Debt refinancing loss                -         -         -   131,951
                Other expense (income), net        150       318        (2)   (1,039)
                ---------------------------------------------------------------------
                Income (loss) before income
                 taxes and non-controlling
                 interest                        7,733    34,007     1,206  (149,045)
                ---------------------------------------------------------------------
                ---------------------------------------------------------------------

                                                Elimi-   Consoli-
                                               nations     dated
                -------------------------------------------------
                Revenue                         (1,347)  164,388
                Direct cost of sales, general
                 and administrative expenses    (1,524)  122,237
                -------------------------------------------------
                Segment profit                     177    42,151
                Depreciation                         -     4,988
                Amortization                         -       631
                Interest on long-term debt           -    11,076
                Debt refinancing loss                -   131,951
                Other expense (income), net          -      (573)
                -------------------------------------------------
                Income (loss) before income
                 taxes and non-controlling
                 interest                          177  (105,922)
                -------------------------------------------------
                -------------------------------------------------

                Three months ended February 28, 2005

                                                 Radio  Television  Content Corporate
                ---------------------------------------------------------------------
                Revenue                         53,542    81,724    20,841         -
                Direct cost of sales, general
                 and administrative expenses    43,528    51,313    19,316     4,192
                ---------------------------------------------------------------------
                Segment profit                  10,014    30,411     1,525    (4,192)
                Depreciation                     1,812     2,369       519       898
                Amortization                         -       464         -       689
                Interest on long term debt           -         -         -    13,823
                Other expense (income), net        221      (307)       36    (2,556)
                ---------------------------------------------------------------------
                Income (loss) before income
                 taxes and non-controlling
                 interest                        7,981    27,885       970   (17,046)
                ---------------------------------------------------------------------
                ---------------------------------------------------------------------

                                                Elimi-   Consoli-
                                               nations     dated
                -------------------------------------------------
                Revenue                           (807)  155,300
                Direct cost of sales, general
                 and administrative expenses    (1,073)  117,276
                -------------------------------------------------
                Segment profit                     266    38,024
                Depreciation                         -     5,598
                Amortization                         -     1,153
                Interest on long term debt           -    13,823
                Other expense (income), net          -    (2,606)
                -------------------------------------------------
                Income (loss) before income
                 taxes and non-controlling
                 interest                          266    20,056
                -------------------------------------------------
                -------------------------------------------------

                Six months ended February 28, 2006

                                                 Radio  Television  Content Corporate
                ---------------------------------------------------------------------
                Revenue                        130,176   199,748    32,762         -
                Direct cost of sales, general
                 and administrative expenses    98,809   111,336    30,336    10,600
                ---------------------------------------------------------------------
                Segment profit                  31,367    88,412     2,426   (10,600)
                Depreciation                     3,189     3,674     1,449     1,714
                Amortization                         -       376         -     1,107
                Interest on long term debt           -         -         -    25,540
                Debt restructuring loss              -         -         -   131,951
                Other expense (income), net        284       338        (4)   (1,869)
                ---------------------------------------------------------------------
                Income (loss) before income
                 taxes and non-controlling
                 interest                       27,894    84,024       981  (169,043)
                ---------------------------------------------------------------------
                ---------------------------------------------------------------------

                                                Elimi-   Consoli-
                                               nations     dated
                -------------------------------------------------
                Revenue                         (2,957)  359,729
                Direct cost of sales, general
                 and administrative expenses    (3,254)  247,827
                -------------------------------------------------
                Segment profit                     297   111,902
                Depreciation                         -    10,026
                Amortization                         -     1,483
                Interest on long term debt           -    25,540
                Debt restructuring loss              -   131,951
                Other expense (income), net          -    (1,251)
                -------------------------------------------------
                Income (loss) before income
                 taxes and non-controlling
                 interest                          297   (55,847)
                -------------------------------------------------
                -------------------------------------------------

                Six months ended February 28, 2005

                                                 Radio  Television  Content Corporate
                ---------------------------------------------------------------------
                Revenue                        119,075   180,244    39,769         -
                Direct cost of sales, general
                 and administrative expenses    88,037   104,888    38,122     7,815
                ---------------------------------------------------------------------
                Segment profit                  31,038    75,356     1,647    (7,815)
                Depreciation                     3,490     4,486     1,172     1,869
                Amortization                         -       929         -     1,389
                Interest on long term debt           -         -         -    27,415
                Other expense (income), net        141      (122)      324    (9,311)
                ---------------------------------------------------------------------
                Income (loss) before income
                 taxes and non-controlling
                 interest                       27,407    70,063       151   (29,177)
                ---------------------------------------------------------------------
                ---------------------------------------------------------------------

                                                Elimi-   Consoli-
                                               nations     dated
                -------------------------------------------------
                Revenue                         (3,188)  335,900
                Direct cost of sales, general
                 and administrative expenses    (3,351)  235,511
                -------------------------------------------------
                Segment profit                     163   100,389
                Depreciation                         -    11,017
                Amortization                         -     2,318
                Interest on long term debt           -    27,415
                Other expense (income), net          -    (8,968)
                -------------------------------------------------
                Income (loss) before income
                 taxes and non-controlling
                 interest                          163    68,607
                -------------------------------------------------
                -------------------------------------------------

                The Corporate segment represents the incremental cost of corporate overhead in excess of the amount allocated to the other operating segments.

            (b) Segment assets

                                               As at February 28,    As at August 31,
                                                     2006                 2005
                ---------------------------------------------------------------------
                Radio                                    702,652             713,427
                Television                               914,945             878,323
                Content                                  133,138             145,947
                Corporate                                114,584             191,963
                Eliminations                              (1,358)             (1,296)
                ---------------------------------------------------------------------
                                                       1,863,961           1,928,364
                ---------------------------------------------------------------------
                ---------------------------------------------------------------------

                Assets are located primarily within Canada.

            8.  FINANCIAL INSTRUMENTS

                Fair values

                The fair values of certain financial instruments have been determined as follows:

                Long-term debt

                The carrying value of the Company's bank loans approximates their fair value because interest charges under the terms of the bank loans are based on current Canadian bankers' acceptance and LIBOR rates.

                Derivative financial instruments

                The estimated fair values of these agreements are as follows:

                                          February 28, 2006        August 31, 2005
                                        ---------------------   ---------------------
                                         Carrying   Estimated   Carrying    Estimated
                                          value    fair value     value    fair value
                ---------------------------------------------------------------------
                Cross-currency
                 agreements                    -           -    (158,838)   (242,005)

                Interest rate swap
                 agreements                    -       3,521           -           -
                ---------------------------------------------------------------------
                ---------------------------------------------------------------------

                Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

            9.  EARNINGS PER SHARE

                The following is a reconciliation of the numerator and denominators
                (in thousands) used for the computation of the basic and diluted earnings per share amounts:

                                                Three months ended   Six months ended
                                                    February 28,        February 28,
                                                  2006      2005      2006      2005
                ---------------------------------------------------------------------
                Net income (loss) for the
                 period (numerator)            (65,732)   12,945   (34,325)   42,022
                ---------------------------------------------------------------------
                ---------------------------------------------------------------------
                Weighted average number of
                 shares outstanding
                 (denominator)
                  Weighted average number of
                   shares outstanding - basic   42,802    42,745    42,805    42,742
                  Effect of dilutive
                   securities                      660       255       633       159
                ---------------------------------------------------------------------
                Weighted average number of
                 shares outstanding - diluted   43,462    43,000    43,438    42,901
                ---------------------------------------------------------------------
                ---------------------------------------------------------------------

            10. CONSOLIDATED STATEMENTS OF CASH FLOWS

                Interest paid, interest received and income taxes paid and classified as operating activities are as follows:

                                                Three months ended   Six months ended
                                                    February 28,        February 28,
                                                  2006      2005      2006      2005
                ---------------------------------------------------------------------
                Interest paid                   16,040       166    44,491     27,013
                Interest received                1,127       615     2,179      1,269
                Income taxes paid               17,341     7,610    23,972     19,705
                ---------------------------------------------------------------------
                ---------------------------------------------------------------------

            11. FOREIGN EXCHANGE GAINS AND LOSSES

                The Company has reflected certain gains and losses in its
                consolidated statements of income (loss) and retained earnings as a result of exposure to foreign currency exchange rate fluctuations.
                A portion of these gains and losses relates to operating activities while other portions are of a financing nature. Foreign exchange gains and losses are reflected in the consolidated financial statements as follows:

                                                Three months ended   Six months ended
                                                    February 28,        February 28,
                                                  2006      2005      2006      2005
                ---------------------------------------------------------------------
                Direct cost of sales, general
                 and administrative expenses      (399)       46      (104)   (1,025)
                Other income, net                 (131)      (38)       80    (3,985)
                ---------------------------------------------------------------------
                Total foreign exchange loss
                 (gains)                          (530)        8       (24)   (5,010)
                ---------------------------------------------------------------------
                ---------------------------------------------------------------------

                An analysis of the cumulative translation adjustment shown separately in shareholders' equity is as follows:

                ---------------------------------------------------------------------
                Balance, August 31, 2005                                     (10,009)
                Effect of exchange rate fluctuation on translation
                 of net assets of self- sustaining foreign operations         (1,019)
                ---------------------------------------------------------------------
                Balance, February 28, 2006                                   (11,028)
                ---------------------------------------------------------------------
                ---------------------------------------------------------------------

            12. COMPARATIVE CONSOLIDATED FINANCIAL STATEMENTS

                Certain comparative consolidated amounts have been reclassified from those previously presented to conform to the presentation of the fiscal 2006 consolidated financial statements.

            >>

            %CIK: 0001100868

            /For further information: John Cassaday, President and Chief Executive
Officer, Corus Entertainment Inc., (416) 642-3770; Tracy Ewing, Vice
President, Communications, Corus Entertainment Inc., (416) 642-3792; Tom
Peddie, Senior Vice President and Chief Financial Officer, Corus Entertainment
Inc., (416) 642-3780/
            (CJR.NV.B. CJR)

CO:  Corus Entertainment Inc.

CNW 09:54e 13-APR-06